SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Press Release concerning results dated November 10, 2011.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175 and 333-177013.

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI REPORTS STRONG FINANCIAL PERFORMANCE IN F2011

Books $4.9 billion in new business

Fiscal 2011 Year-over-Year Highlights

•	Revenue of $4.32 billion, up 18.9% on a constant currency basis;

•	Bookings of $4.9 billion, or 113% of revenue;

•	Adjusted EBIT of $562.0 million, up 9.8%;

•	Adjusted EBIT margin of 13.0%;

•	Net Earnings of $435.1 million, up 19.9%;

•	Net Earnings margin of 10.1%, up from 9.7%;

•	Diluted EPS of $1.58, up 34 cents or 27.4%;

•	Cash provided by continuing operating activities of $571.2 million or $2.07 per diluted share;

•	Investment of $305.0 million in share buyback;

•	Net debt reduced by $113.4 million;

•	Return on equity 19.5%; return on invested capital of 14.1%.

Note: All figures are in Canadian dollars. F2011 and Q4 MD&A, financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S. All non-GAAP measures are outlined on page 3 of the MD&A.

Montreal, Quebec, November 10, 2011 – CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) generated revenue of $4.32 billion for the fiscal year ended September 30, 2011 compared with $3.73 billion in fiscal 2010, representing an increase of 15.8%. Foreign exchange fluctuations unfavourably impacted revenue by $116.1 million or 3.1% compared with the same period last year. Excluding this impact, revenue growth was 18.9%.

Adjusted EBIT in F2011 was $562.0 million, compared with $511.9 million in F2010, an increase of 9.8%. Adjusted EBIT margin was 13.0%.

Net earnings were $435.1 million compared with $362.8 million in F2010, an increase of 19.9%. Net earnings margin was 10.1% in F2011, compared with 9.7% in the previous year.

Diluted earnings per share were $1.58 compared with $1.24 in F2010, an increase of 27.4%.

For the fiscal year, CGI generated $571.2 million in cash from operations, or 13.2% of revenue, representing $2.07 per diluted share.

During the fiscal year, the Company acquired 16.4 million shares as part of its previous and current Normal Course Issuer Bid for $305.0 million, at an average price of $18.63. In addition, the Company reduced its net debt by $113.4 million during the fiscal year finishing with net debt of $897.4 million, representing a net debt to capitalization of 26.8%.

Q4 and F2011 Results – November 10, 2011

In fiscal 2011, new contract signings totaled $4.9 billion or 113% of revenue. The Company’s backlog at year-end was $13.5 billion or 3.1 times our 2011 revenue.

In $ 000’s except percentages and share data	FY2011	FY2010
Revenue	4,323,237	3,732,117
Year-over-year growth	15.8%	(2.4%)
Year-over-year growth at constant currency	18.9%	3.4%
Adjusted EBIT	561,952	511,902
Adjusted EBIT margin	13.0%	13.7%
Net earnings	435,065	362,766
Net earnings margin	10.1%	9.7%
Basic EPS	1.64	1.27
Diluted EPS	1.58	1.24
Cash provided by continuing operating activities	571,215	552,367
Weighted average number of outstanding shares (diluted)	275,286,534	292,919,950
Number of outstanding shares at September 30	260,663,199	271,292,950
Net debt	897,418	1,010,816
Net debt to capitalization ratio	26.8%	30.6%
Return on equity	19.5%	16.4%
Return on invested capital	14.1%	16.3%
Bookings	4,875,328	4,643,200
Backlog	13,455,638	13,320,078

Q4 F2011 Results

For the fourth quarter of fiscal 2011, CGI generated revenue of $1.03 billion, compared with $1.01 billion in the year ago period, representing an increase of 2.4%. On a constant currency basis, this represents growth of 5.3%. Foreign exchange fluctuations unfavourably impacted revenue by $29.2 million or 2.9% compared with the same period last year.

Net earnings in the fourth quarter were $73.1 million and diluted earnings per share were 27 cents. This compares with $84.1 million or 30 cents per share in the year ago period. This reflects a pre-tax charge of $45.4 million related to the advancement of real estate consolidation plans, workforce adjustments and a non-cash impairment charge related to business solutions.

Excluding this charge, adjusted EBIT in Q4-2011 was $148.2 million, or 14.4% of revenue compared with $149.1 million or 14.8% of revenue in the same period last year.

Net earnings in the fourth quarter would have been $104.8 million, representing a margin of 10.2%. This compares with Q4 2010 net earnings of $101.1 million, or 10.0% of revenue

Diluted earnings per share would have been 39 cents, compared with 36 cents in the fourth quarter of 2010, representing an increase of 8.3%.

“While the restructuring charge in the fourth quarter was necessary to improve our competitive position, it will be accretive to earnings per share in fiscal 2012,” said Michael E. Roach, President and CEO. “We delivered strong and balanced results in fiscal 2011 and have entered fiscal 2012 in an excellent position both strategically and operationally.”

Q4 and F2011 Results – November 10, 2011

Cash provided by operating activities totaled $192.8 million in the fourth quarter or 18.7% of revenue representing $0.71 per share.

In the fourth quarter, new contract signings totaled $1.5 billion, or 143% of revenue, composed primarily of new bookings in the government and financial services sectors.

“Despite ongoing uncertainty in the US federal marketplace, we have seen a significant increase in contract awards as CGI Federal delivered a record book-to-bill of 269% in the quarter,” added Mr. Roach. “We remain convinced that CGI is well-positioned to continue growing our government business globally, and specifically in the US as the flow of contract awards returns to more normalized levels.”

The following table presents the Q4 results for both 2010 and 2011:

In $ 000’s except percentages, share data and DSO	Q4-2011	Q4-2010
Revenue	1,031,565	1,007,056
Year-over-year growth	2.4%	8.7%
Year-over-year growth at constant currency	5.3%	13.8%
Adjusted EBIT	102,772	139,801
Adjusted EBIT margin	10.0%	13.9%
Net earnings	73,093	84,076
Net earnings margin	7.1%	8.3%
Basic EPS	0.28	0.31
Diluted EPS	0.27	0.30
Cash from operating activities	192,782	158,473
Weighted average number of outstanding shares (diluted)	271,305,183	281,951,998
DSO (Days of sales outstanding)	53	47
Bookings	1,472,188	1,082,620

As part of its Normal Course Issuer Bid, the Company acquired 3.3 million shares for $63.8 million during the fourth quarter of 2011 at an average price of $19.13 per share. This brings the cumulative total number of shares purchased under the current Normal Course Issuer Bid to approximately 9.7 million shares or 42% of the authorized limit for the current buyback program, which runs into February 2012.

Q4 and Full-Year F2011 Results Conference Call

Senior management will host a conference call to discuss results at 9 a.m. EST this morning. Participants may access the call by dialing (866) 223-7781 or on the Web at www.cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.

About CGI

Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 31,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices and centers of excellence in Canada, the United States, Europe and Asia Pacific. As at September 30, 2011, CGI’s revenue was $4.3 billion and its order backlog was $13.5 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSEXGood Index. Website: www.cgi.com.

Q4 and F2011 Results – November 10, 2011

Non-GAAP financial metrics used in this release: Constant currency growth, adjusted EBIT, net debt to capitalization, DSO, ROE and ROIC

CGI reports its financial results in accordance with GAAP. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of section 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

For more information:

Colin Brown

Manager, Investor Relations

colin.brown@cgi.com

514-841-3634

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)

Date: November 10, 2011	By:	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer